Insight Securities, Inc.

Financial Report

June 30, 2026

Filed as PUBLIC information Rule 17a-5(d) Under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-16247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Insight Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Central Avenue, Suite 293
(No. and Street)

Highland Park	IL	60035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carlos Legaspy	(224) 632-4700	Carlos@Insightamericas.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Legaspy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Insight Securities, Inc., as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
Insight Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Insight Securities, Inc. as of June 30, 2026, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Insight Securities, Inc. as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Insight Securities, Inc.'s management. Our responsibility is to express an opinion on Insight Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Insight Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PHILLIP V. GEORGE, PLLC

We have served as Insight Securities, Inc. auditor since 2022.

Celeste, Texas
September 21, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Insight Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2026

ASSETS

Cash and cash equivalents	$ 652,642
Receivable from clearing broker-dealers	299,973
Clearing deposit	100,000
Receivable from Parent – income taxes	348,609
Other assets	18,195
TOTAL ASSETS	$1,419,419

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 62,077
Accrued compensation and related costs	767,370
Accrued expenses	21,718
Total liabilities	851,165
Stockholder's equity	
Class A voting stock, $10 par value, 4,000 shares authorized, 2,100 shares issued and outstanding	21,000
Class B non-voting stock, $10 par value, 6,000 shares authorized, 2,847 shares issued and outstanding	28,470
Additional paid-in capital	2,766,267
Accumulated deficit	(2,247,483)
Total stockholder's equity	568,254
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,419,419

The accompanying notes are an integral part of these statements.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Insight Securities, Inc. (the Company), was organized in 1970 as a Delaware corporation and is a wholly-owned subsidiary of Intelligenics, Inc. (the Parent), a Delaware corporation organized in 2012. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company's operations consist primarily of providing securities, mutual fund, insurance brokerage, and investment advisory services to individuals located throughout the United States. The Company's corporate offices are located in Highland Park, Illinois. The Company has branch offices located throughout the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services which include securities, mutual fund, insurance brokerage, and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. There were no credit losses as of June 30, 2026, and for the year then ended.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include interest rebates and other revenue related to customer accounts. Interest rebates are recognized over time as earned based on applicable customer account balances and contractual rates. Other customer account revenue is recognized when the related service is performed.

Mutual Fund and Insurance Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contract (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and annuity contracts and the investor activities are known, which are usually monthly or quarterly. Distribution and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The performance obligation is satisfied over time because customers simultaneously receive and consume the benefits of the services as they are provided. Fees are generally based on a percentage of assets under management and are recognized as revenue over time as the related advisory services are provided. Fees are generally calculated and received quarterly in accordance with the applicable advisory agreements.

Income Taxes

The Company is included in the consolidated federal and Illinois income tax returns of its Parent. Federal and Illinois income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to Parent.

The Company is also subject to various other state income and franchise taxes.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2026, the Company had net capital of $201,450, which was $101,450 in excess of its required net capital of $100,000. The Company's net capital ratio was 4.23 to 1.

NOTE D - INCOME TAXES

The Company is included in the consolidated federal and Illinois income tax returns filed by its Parent. Federal and Illinois income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company on its consolidated filings with Parent are recorded as a receivable from or payable to the Parent. The Company has a receivable from Parent totaling $348,609 for current and prior years separate federal and Illinois income taxes, of which $261,456 and $87,153 relate to federal and Illinois income taxes, respectively. The Company intends to utilize the receivable from Parent – income taxes to offset future federal and Illinois income tax provisions. The current provision for income taxes totals $62,952, of which $43,475 and $19,477 relate to federal and state income taxes, respectively.

During the year ended June 30, 2026, management evaluated the collectability of the receivable from Parent under the Company's tax-sharing arrangement and determined that $483,110 was not expected to be realized through future income tax settlements with Parent. Accordingly, the Company wrote off that portion of the receivable and recognized a noncash loss of $483,110 in the accompanying statement of operations. The write-off did not affect the consolidated federal or Illinois income tax returns and represents a permanent difference in the Company's income tax provision.

NOTE E - RELATED-PARTY TRANSACTIONS

The Company and the Parent are under common control and the Company is economically dependent on its Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company and the Parent entered into a Services Agreement (Agreement) as of July 1, 2013. The Agreement was for an initial one-year term and is automatically renewed unless canceled by either Party. The Agreement has automatically renewed through July 1, 2027. Under the Agreement, the Company provides management and back-office services to the Parent, including, but not limited to office and secretarial services, accounting oversight, health insurance and related employee benefits, liability insurance, and other indirect expenses of operations. Fees for these items under the Agreement are determined at the discretion of the Company. No fees were charged for the year ended June 30, 2026. Also, under the Agreement, the Parent provides office facilities to the Company. Fees for office facilities under the Agreement totaled $99,463 for the year ended June 30, 2026, which is included in occupancy and other office expenses in the accompanying statement of operations. The Company also reimbursed the Parent for $192,000 in insurance related costs.

The Company leases office furniture and equipment on a month-to-month basis from an affiliate related through common ownership. Office furniture and equipment rental expense under this arrangement totaled $12,000 for the year ended June 30, 2026, which is included in occupancy and other office expenses in the accompanying statement of operations.

At June 30, 2026, the Company had a receivable from Parent totaling $348,609 for federal and Illinois income tax benefits allocated under the Company's tax-sharing arrangement. The receivable is expected to be settled through offsets against the Company's future federal and Illinois income tax provisions. During the year ended June 30, 2026, the Company wrote off $483,110 of the receivable and recognized a corresponding noncash loss. See Note D.

NOTE F – TRANSACTIONS WITH CLEARING BROKER-DEALERS

The Company has clearing agreements with two national clearing broker-dealers to provide clearing, execution, and other related securities services. There is a minimum clearing and execution fee of $10,000 per month under one of the agreements. The agreements also require the Company to maintain a minimum of $100,000 and $10,000 in accounts with the clearing broker-dealers. For one clearing broker-dealer the $100,000 is held in a clearing deposit account, for the other clearing broker-dealer the $10,000 is held in cash accounts at the clearing broker-dealer.

NOTE G – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

NOTE H – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry accounts of the Company's customers and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker-dealers extend credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker-dealers execute and clear customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the clearing broker-dealers may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company and clearing broker-dealers seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and clearing broker-dealers monitor required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At June 30, 2026, the uninsured balance totaled $260,054.

The Company has cash, commissions receivable, and a clearing deposit held by and due from one of its clearing broker-dealers of $91,969, $252,976 and $100,000, totaling $444,945, or approximately 31% of total assets, at June 30, 2026.

NOTE I – EMPLOYEE BENEFIT PLAN

Effective January 1, 2011, the Company adopted a 401(k)-retirement savings and profit-sharing plan (Plan). Employees above the age of 21, are eligible to participate in the Plan upon joining the firm and attaining one year of eligibility. The Company's matching and profit-sharing contributions are discretionary, are determined each year by the Company, and are 100% vested at all times. The Company recorded employee benefit plan contributions of $81,697 during the year ended June 30, 2026, which is included in compensation and related costs in the accompanying statement of operations.

NOTE J - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2026, and through September 21, 2026, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2026.